PA	Peckar & Abramson A Professional Corporation Attorneys & Counselors at Law
70 Grand Avenue River Edge, NJ 07661 tel. 201.343.3434 fax 201.343.6306 New York Miami Fort Lauderdale San Francisco Los Angeles Washington, D.C. London www.pecklaw.com	Stephen P. Katz Partner

Via Electronic Filing

March 28, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	MDwerks, Inc. Post-Effective Amendment No. 1 Registration Statement on Form SB-2 Filing Our File No. 4248/156140

Dear Ladies and Gentlemen:

Submitted herewith for filing is a Post-Effective Amendment No. 1 to our Registration on Form SB-2 for MDwerks, Inc. (Registration No. 333-132296). The amendment has been filed to update our financials and to include other information since the effective date of our registration of December 7, 2006. We request that you direct all comments and questions regarding this filing to:

Stephen P. Katz, Esq. Peckar & Abramson, P.C. 70 Grand Avenue River Edge, NJ 07661 Tel :201-343-3434 Fax: 201-343-6306 skatz@pecklaw.com	and	Vincent Colangelo Chief Financial Officer MDwerks, Inc. Windolph Center – Suite I 1020 N.W. 6th Street Deerfield Beach, FL 33442 Tel: 954-389-8300
Fax: 954-427-5871 vcolangelo@mdwerks.com

We are looking forward to working with the Commission in connection with this amendment to our Registration Statement.

Very truly yours,
/s/ Stephen P. Katz

STEPHEN P. KATZ
SPK:gfs
Enclosure